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Exhibit (e)(14)

April 5, 2000

Allen Dodge
Vice President—Finance/Controller
HealthGrades.com, Inc.
44 Union Boulevard, Suite 600
Lakewood, CO 80228

Dear Allen:

        This letter will document HealthGrades.com, Inc. commitment to you as Vice President—Finance/Controller, that you will continue to receive base compensation for six (6) months in the event the Company terminates your employment on a "not for cause" basis. The compensation will be paid either as a lump sum amount at time of termination or through a continuation of the bi-weekly payroll process; the method of payment with be at the Company's discretion.

Sincerely,

/s/ D. PAUL DAVIS D. Paul Davis Executive Vice President—Finance

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  Exhibit (e)(14)